Exhibit 99.1

Sapiens Recognised as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe

Sapiens is positioned in the Leaders quadrant, based on completeness of vision and ability to execute

Holon, Israel – December 17, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens was positioned as a Leader in Gartner’s Magic Quadrant for Non-Life Insurance Platforms, Europe.

Sapiens was recognised in the Leaders quadrant. Gartner defines the non-life-insurance platforms market as composed of ‘offerings that support key technologies focused on customers, partners, data or things’.

The Sapiens suite for the property and casualty (P&C) market in Europe is Sapiens IDIT. The suite provides a single application suite with individual components supporting policy, billing and claims functionality. In addition, it provides broader platform capabilities, including pre-integrated agent and consumer portals, and BI and Analytics solutions. Sapiens IDIT suite is supporting personal, commercial, specialty and workers’ compensation lines of business.

‘European non-life-insurance platform vendors take very different approaches to innovation, implementation and the provisioning of platform capabilities’, wrote Sham Gill, research director at Gartner. ‘This creates confusion about how to compare them. CIOs can use this research to identify and evaluate vendors and solutions suited to their goals’.

’Sapiens believes this recognition from a leading and trusted research firm would not have been possible without our engaged user community’, said Roni Al-Dor, president and CEO, Sapiens. ‘We provide multiple avenues for users to contribute to the future direction of the suite, including last year’s well-attended annual user conference in Portugal, and customer-run user groups’.

’Sapiens centralised digital division, which collaborates with insurtechs and partners to develop new insurance solutions, has significantly enhanced our non-life offering to Europe’, continued Al-Dor. ‘Innovative capabilities enable insurers to transform paper forms and documents into a customer-driven digital experience’.

Sapiens IDIT is a component-based software solution suite designed for the P&C market that can be deployed modularly, while integrating with customers’ ecosystems’ components. It enables carriers, managing general agents (MGAs) and brokers to meet critical and long-term business goals via traditional and digitised channels and operating models, including direct insurance, bancassurance and digital channels.

*Gartner: ‘Magic Quadrant for Non-Life-Insurance Platforms, Europe’, Sham Gill, November 26, 2018.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organisation and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com